Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MONEYLION INC.

MoneyLion Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That the Board of Directors of the Corporation (the “Board”) has duly adopted resolutions (a) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment (the “Certificate of Amendment”) to the Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) setting forth the proposed amendment to the Certificate of Incorporation and (b) declaring the Certificate of Amendment to be advisable and in the best interests of the Corporation and its stockholders in accordance with Section 242 of the DGCL.

SECOND: That upon the effectiveness of this Certificate of Amendment, the Certificate of Incorporation is hereby amended as follows:

Section 4(A)(1) of the Certificate of Incorporation shall be amended and restated in its entirety to read as follows:

“(1) Classes of Stock; Reverse Stock Split. The total number of shares of stock that the Corporation shall have authority to issue is 266,666,666, consisting of 66,666,666 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), and 200,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware, (i) every 30 shares of the Corporation’s Common Stock, either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any further action on the part of the Corporation or the respective holder thereof, be combined into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”); provided, however, that no fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the New York Stock Exchange as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. The Reverse Stock Split shall occur whether or not any certificates representing such shares, if any, are surrendered to the Corporation or its transfer agent.”

THIRD: That thereafter, pursuant to resolution of the Board, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the Certificate of Amendment.

FOURTH: The Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH: That except as amended hereby, the provisions of the Corporation’s Certificate of Incorporation shall remain in full force and effect.

SIXTH: This Certificate of Amendment shall be effective as of April 24, 2023 at 5:01 p.m. ET.

* * * * *

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed this Certificate of Amendment on this 24th day of April, 2023.

MONEYLION INC.

By:	/s/ Richard Correia
Name:	Richard Correia
Title:	President, Chief Financial Officer and Treasurer